CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

February 21, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Smartstox.com Spotlights Mexican Silver-Gold Project Progress at
Cream Minerals Ltd.

Vancouver, British Columbia, February 21, 2012.  The Smartstox Online TV Talk Show is alerting subscribers and other resource stock investors to the new developments at Smartstox-profiled Cream Minerals Ltd. (CMA.V), and the availability of a recent interview with company management available at www.smartstox.com/interviews/cma

Cream Minerals Ltd. (CMA.V) is anticipating the arrival of an updated NI43-101 resource estimate for their Nuevo Milenio silver-gold project in Mexico, but the new discoveries are helping to keep the management patient.

The company announced last week that exploration drilling had intercepted three previously unknown quartz zones; assay highlights include 2.00 m of 58.30 g/t silver and 0.476 g/t gold.  Company geologists think they may have found a displaced fault block of the Dos Hornos structure which contributes a sizeable portion of the holding’s defied mineralization.

Previously released drill results from the Once Bocas South zone, another block not included in the upcoming resource calculation, included intersections of 20.00 metres of 75.3 g/t silver and 0.325 g/t gold.

Michael O'Connor, President and CEO of Cream Minerals, gave us much more information on Nuevo Milenio in our Smartstox interview available at www.smartstox.com/interviews/cma.

For our full interview line-up, and to listen to the market commentary of top resource stock analysts, visit http://www.smartstox.com.The content prepared by DSMA/Smartstox is for informational purposes only. Any third party statement and/or opinion and/or any forward looking statement expressed within any DSMA/Smartstox content shall not be considered a recommendation or endorsement from DSMA/Smartstox to buy or sell securities from companies profiled by Smartstox. The information in DSMA/Smartstox content has not been approved or disapproved by any securities authority. Interested parties are encouraged to read our full disclosure at http://www.smartstox.com.

Contact:
The Smartstox Online Talk Show
Stanlie Hunt, President
(604) 628-4592 or (416) 628-4841
info@smartstox.com

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver – gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.